ALPS Series Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

March 4, 2019

VIA EDGAR

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALPS Series Trust (the “Registrant”)

File Nos. 811-22747

Schedule 14A – Definitive Proxy

Dear Ms. Brutlag:

On behalf of the Registrant, attached hereto for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (the “1934 Act”) are the definitive proxy statement, form of proxy and other soliciting materials (the “Proxy Materials”) relating to a Special Meeting of Shareholders of the American Independence Kansas Tax Exempt Fund, a series of the Registrant (the “Fund”), to be held on April 2, 2019. The Registrant estimates that copies of the Proxy Materials will be released to shareholders of the Fund on or around March 5, 2019.

The Proxy Materials are being filed to update the preliminary proxy statement, form of proxy and other soliciting materials filed on February 22, 2019 (the “Preliminary Materials”), in response to oral comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on February 28, 2019. In addition, the Proxy Materials filed herewith reflect the completion of certain data points and other non-material clerical changes to the Preliminary Materials.

Set forth in the lettered paragraphs below are the Staff’s oral comments provided on February 28, 2019, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Proxy Materials.

Staff Comments:

A.	Staff Comment: On page 8, in the answer to “What will happen if Shareholders of the Fund do not approve the New Sub-Advisory Agreement” consider revising the last sentence of the response to clarify the Shareholder approval requirement with respect to the acquisition of Carret and the New Sub-Advisory Agreement.

U.S. Securities and Exchange Commission

Division of Investment Management

March 4, 2019

Registrant’s Response: This comment has been complied with. The sentence “Shareholder approval of the New Sub-Advisory Agreement was not a requirement for the Transaction to be completed” has been replaced with:

“The Sub-Adviser’s sale of the interest to Morningstar did not, as a condition of the sale, require the Fund’s shareholders to approve the Sub-Advisory Agreement.”

B.	Staff Comment: With respect to Proposal 1, please confirm that all information required to be disclosed by Item 22(c) of Schedule 14A has been disclosed in the proxy statement.

Registrant’s Response: The Registrant hereby confirms that all information required by Item 22(c) of Schedule 14A has been disclosed in the definitive proxy statement.

C.	Staff Comment: On page 14, consider revising the final bullet point contained in the “Description and Comparison of the Terminated and New Sub-Advisory Agreement” to clarify if Carret has waived, reduced or otherwise agreed to reduce its compensation with respect to the Fund.

Registrant’s Response: This comment has been complied with. The final bullet point has been omitted, and the below language has been added to the end of the final paragraph of the section:

“An expense waiver agreement is currently in place between the Fund and the Adviser, however, other than the terms of the Sub-Advisory Agreement, there is no separate expense waiver agreement between the Fund and Carret under which Carret would waive or reduce the compensation payable to Carret under the Sub-Advisory Agreement.”

D.	Staff Comment: On page 19, in the “Terms of SEC Exemptive Order” of Proposal 2, please revise the disclosure to include information regarding the Adviser’s supervisory responsibility with respect to the Sub-Adviser.

Registrant’s Response: This comment has been complied with. The “Terms of SEC Exemptive Order” section has been revised to include the italicized information below:

“On August 25, 2016, RiskX Investments LLC (and two existing trusts for which RiskX Investments LLC served as investment adviser) received an order granted by the SEC exempting RiskX Investments LLC (“RiskX Investments”) from the 1940 Act requirements to obtain Shareholder approval regarding sub-advisory agreements with affiliated or unaffiliated sub-advisers (“SEC Exemptive Order”). By its terms, the SEC Exemptive Order applies to any existing and any future series of each such trust and any other registered open-end management company or series thereof that: (a) is advised by RiskX Investments or its successor or by a person controlling, controlled by, or under common control with RiskX Investments or its successor (each, also an “Adviser”); (b) uses the manager of managers structure described in the application; and (c) complies with the terms and conditions of the application, including that the prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Adviser and recommend their hiring, termination, and replacement (any such series, a “Fund” and collectively, “Funds”).”

U.S. Securities and Exchange Commission

Division of Investment Management

March 4, 2019

E.	Staff Comment: The Staff notes that the draft proxy card filed with the SEC may have omitted the “Abstain” column. Please confirm, and if so, please revise.

Registrant’s Response. The Registrant notes that the draft proxy card filed with the preliminary proxy statement appears to have included the “Abstain” column.

* * * * *

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Richard C. Noyes
Richard C. Noyes
Secretary of ALPS Series Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP